UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 Fifteenth Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Evoke Communications, Inc.
   EVOK
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/2000
5. If Amendment, Date of Original (Month/Year)
   10/10/2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   10% owner prior to the IPO
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |7/25/0|O   | |4,312,646         |A  |(1)(2)     |4,312,646          |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Series B Preferred Sto|(1)     |7/25/|O   | |2,275 D    |A,D|Immed|N/A  |Common Stock|932,692|       |0           |D  |            |
ck                    |        |00   |    | |           |   |.    |     |            |       |       |            |   |            |
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Series C Preferred Sto|(2)     |7/25/|O   | |3,736,599 D|A,D|Immed|N/A  |Common Stock|2,491,0|       |0           |D  |            |
ck                    |        |00   |    | |           |   |.    |     |            |66     |       |            |   |            |
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Series D Preferred Sto|(2)     |7/25/|O   | |1,333,333 D|A,D|Immed|N/A  |Common Stock|888,888|       |0           |D  |            |
ck                    |        |00   |    | |           |   |.    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Series B Preferred Stock held by the reporting person automatically converted into 128.21 shares of Common Stock upon the closing of the Issuer's public offering.
(2) Each share of Series C and Series D Preferred Stock held by the reporting person automatically converted into Common Stock upon the closing of the Issuer's public offering based on a 2:3 conversion ratio.
(3) This form is executed by Steven C. Halstedt, as General Partner of Centennial Holdings V, L.P., the sole
General Partner of the Reporting
Person.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt (3)
DATE
March 15, 2001